U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

R. Bentley Offutt
11350 McCormick Road
Executive Plaza 3, Suite 903
Hunt Valley, Maryland  21031

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person, if an entity
    (Voluntary)


4.  Statement for Month/Day/Year

     4/29/2003

5. If Amendment, Date of Original (Month/Day/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

  X  Director
     Officer - Title -
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

**********************
Table 1
Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2. Transaction Date (Month/Day/Year)

    n/a (see table II for exercise of option)


2A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

3.  Transaction Code

    Code
     N/a


4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
        N/a

5.  Amount of Securities Beneficially Owned
    following reported transaction(s)

    7,463


6.  Ownership Form: Direct (D) or Indirect (I)

    D

7.  Nature of Indirect Beneficial Ownership

    n/a

**********************

Table II
Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

A.    $2.75
B.    $2.75
C.    $3.34
D.    $2.78
E.    $4.45
F.    $3.55

3.  Transaction Date (Month/Day/Year)

A.  5/01/98 option granted (exercised 4/29/2003)
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted
E.  1/21/02 option granted
F.  2/09/03 option granted

3A. Deemed Execution Date, if any (Month/Day/Year)

    N/a


4.  Transaction Code

    Code
     X (option to buy 3,000 common shares exercised at $2.75)


5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

      N/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A. 5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06
     E. 1/21/02 and 1/20/07
     F. 2/09/03 and 2/08/08

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares
     E. 2500 shares
     F. 3000 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned Following
    Reported Transaction(s)

     5 options as specified above in lines B-F

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a


Signature of Reporting Person

/s/ R. Bentley Offutt     Date: April 30, 2003
R. Bentley Offutt